(313) 465-7000 Fax: (313) 465-8000 www.honigman.com

October 3, 2014

Via EDGAR and Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C.  20549

Attention:                                         Ibolya Ignat

Lisa Vanjoske

Christina De Rosa

Daniel Greenspan

Jeffrey P. Riedler

Re:                                 Diplomat Pharmacy, Inc.

Amendments No. 2 and 3 to

Registration Statement on Form S-1
Filed September 11, 2014 and September 17, 2014

File No. 333-197224

Ladies and Gentlemen:

On behalf of our client, Diplomat Pharmacy, Inc. (the “Company” or “Diplomat”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 29, 2014, relating to the above referenced Amendments No. 2 and 3 to Registration Statement on Form S-1 filed on September 11, 2014 and September 17, 2014, respectively (the “Amendments No. 2 and 3”).  We are concurrently submitting via EDGAR this letter and Amendment No. 5 to the Registration Statement (“Amendment No. 5”).  For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter, together with a clean copy of Amendment No. 5 and a copy of Amendment No. 5 marked to show all changes from Amendment No. 4 to Registration Statement filed on September 29, 2014.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed such comment with the Company’s response.  The page references appearing in the heading and Staff comment below are references to Amendments No. 2 and 3, and the page reference in our response corresponds to the page of Amendment No. 5.

Business, page 70

1.              We note in your response to comment 2 from our prior letter dated September 8, 2014 and your associated revisions to the amended registration statement.  In addition to these changes, please similarly revise your statement on page 86 that “The adherence rates that result from our patient-centered services…directly benefit pharmaceutical manufacturers through…improved patient outcomes…”  As before, please revise to remove claims of improved patient outcomes.  If you wish, you may state your opinion that there is generally a relationship between patient adherence and patient outcomes, but you must make clear that you do not monitor this information or have evidence to substantiate such claims concerning your customers.

The Company advises the Staff that it has revised the disclosure on page 86 to remove claims of improved patient outcomes.

*******

Please direct any questions regarding the Company’s response or to Amendment No. 5 to me at (313) 465-7316 or mben@honigman.com.

Sincerely,

/s/ Michael Ben

Michael Ben
Honigman Miller Schwartz and Cohn LLP

cc:             Philip Hagerman, Diplomat Pharmacy, Inc.

Sean Whelan, Diplomat Pharmacy, Inc.

Ryan Ruzziconi, Diplomat Pharmacy, Inc.

William J. Whelan, Cravath, Swaine & Moore LLP